UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

OVERLAND STORAGE, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

            690310206
(CUSIP Number)

      December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No.: 690310206	Page 2 of 9 Pages

1.	Names of Reporting Persons. COLUMBUS CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization CALIFORNIA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 940,300
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 940,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 940,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person: IA

CUSIP No.: 690310206	Page 3 of 9 Pages

1.	Names of Reporting Persons. MATTHEW D. OCKNER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 940,300
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 940,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 940,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person: IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Overland Storage, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9112 Spectrum Center Boulevard, San Diego, California 92123

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Columbus Capital Management, LLC (“CCM”); and

ii) Matthew D. Ockner (“Mr. Ockner”).

This statement relates to Shares (as defined herein) held for the account of each of Columbus Capital Partners, L.P. (“CCP”) and Columbus Capital Offshore Fund, Ltd. ("CCOF").  CCM is the general partner to CCP, and the investment manager to CCOF.  Mr. Ockner is the managing member of CCM.  In such capacities, CCM and Mr. Ockner may be deemed to have voting and dispositive power over the Shares held for the account of CCP and CCOF.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of CCM and Mr. Ockner is 1 Market Street, Spear Tower, Suite 3790, San Francisco, CA 94105.

Item 2(c).	Citizenship:

i) CCM is a California limited liability company;

ii) Mr. Ockner is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

690310206

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(g) ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G).

Page 5 of 9 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 940,300 Shares. This amount includes 831,000 Shares held for the account of CCP and 109,300 Shares held for the account of CCOF.

Item 4(b)	Percent of Class:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.6% of Shares outstanding.  (There were approximately 14,328,312 Shares outstanding according to the Issuer’s prospectus on Form 424B5, filed November 12, 2010.)

Item 4(c)	Number of Shares of which such person has:

CCM and Mr. Ockner:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	940,300
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	940,300

Item 5.	Ownership of Five Percent or Less of a Class:

 This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

 CCM serves as general partner to CCP, and as investment manager to CCOF, both of which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Page 6 of 9 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLUMBUS CAPITAL MANAGEMENT, LLC

By: /s/ Matthew D. Ockner
Name: Matthew D. Ockner
Title: Managing Member

MATTHEW D. OCKNER

By: /s/ Matthew D. Ockner
Name: Matthew D. Ockner

February 11, 2011

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Overland Storage, Inc., dated as of February 11, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

COLUMBUS CAPITAL MANAGEMENT, LLC

By: /s/ Matthew D. Ockner
Name: Matthew D. Ockner
Title: Managing Member

MATTHEW D. OCKNER

By: /s/ Matthew D. Ockner
Name: Matthew D. Ockner

February 11, 2011